Exhibit 99.1

Cheetah Mobile to Hold Annual General Meeting on May 25, 2017

Beijing, May 9, 2017 — Cheetah Mobile Inc. (the “Company” or “Cheetah Mobile”) (NYSE: CMCM), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced that it will hold its annual general meeting of shareholders at the offices of Cheetah Mobile at Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing, China, on May 25, 2017 at 2:00 p.m. (local time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on May 11, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2016, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.cmcm.com, and on the SEC’s website at http://www.sec.gov.

Holders of the Company’s Class A ordinary shares, Class B ordinary shares or ADSs may obtain a copy of the Company’s Annual Report, free of charge, by emailing Ms. Helen Jing Zhu, at IR@CMCM.com or by writing to:

Cheetah Mobile Inc.

Hui Tong Times Square, No. 8, Yaojiayuan South Road,

Chaoyang District, Beijing 100123

People’s Republic of China
Attention: Ms. Helen Jing Zhu

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform.

Cheetah Mobile’s products, including its popular utility applications Clean Master, CM Security and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. The Company has attracted 623 global mobile MAUs as of December 2016, of which approximately 81% were located outside of China.  Leveraging the success of its utility applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com